UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1- Company Press Release

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced preliminary six-month results from its ARRIVE II registry, confirming the safety of the TAXUS® Express2™ coronary stent system in “real-world” patients

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 14, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, March 14, 2006

ARRIVE II REGISTRY DEMONSTRATES LOW 2.5 PERCENT
TAXUS-RELATED RE-INTERVENTION RATE IN COMPLEX LESIONS

Six-month results are consistent with ARRIVE I data

Vancouver, BC- March 14, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced preliminary six-month results from its ARRIVE II registry, confirming the safety of the TAXUS® Express2™ coronary stent system in “real-world” patients.  ARRIVE II expands on the ARRIVE I registry by studying more than 5,000 consecutively enrolled patients across 53 sites in the U.S., including patients with complex lesions (65 percent), multiple stents (38 percent) and diabetes (32 percent).  BSC made the announcement at the i2 Summit held in conjunction with the annual American College of Cardiology Scientific Session in Atlanta.

“The ARRIVE II six-month data is very impressive, especially in light of the high percentage of complex lesions and patients,” said John M. Lasala, M.D., Ph.D., of Barnes-Jewish Hospital and Washington University School of Medicine in St. Louis, and the study’s Co-Principal Investigator.  “The diabetic subset data is particularly notable, showing lower re-intervention rates than the study’s broader patient population.  The results are very consistent with six-month data from ARRIVE I, further supporting the outstanding performance of the TAXUS stent system in challenging lesions and high-risk patients.”

The ARRIVE II registry completed enrollment in October 2005 with a total of 5,007 patients.  Preliminary clinical findings were collected for the first 4,057 patients (81 percent) enrolled through May 2005.  Complete six-month data on all patients will be available in May 2006.

ARRIVE II six-month findings demonstrated an overall TAXUS-related major cardiac event rate of 3.6 percent, including cardiac death (0.7 percent), myocardial infarction (1.2 percent), and TAXUS-related re-intervention of the target vessel (2.5 percent).  This compares favorably with six-month ARRIVE I results, which showed an excellent overall TAXUS-related major cardiac event rate of 4.4 percent and a re-intervention rate of 3.1 percent.  The ARRIVE II registry reported a low stent thrombosis rate of 1.1 percent, which is consistent with safety data from other DES registries.

The diabetic sub-population analysis demonstrated positive results, showing an overall TAXUS-related major cardiac event rate of 3.3 percent and a re-intervention rate of 1.9 percent.  Diabetic patients are generally considered more likely than non-diabetic patients to require repeat procedures due to a higher incidence of restenosis following angioplasty and stenting.

The consecutive enrollment design of ARRIVE II yielded a very diverse and high-risk patient population involving patients with acute myocardial infarction (13.5 percent), multi-vessel stenting (15 percent), stenting of grafts (6.4 percent), small vessels with RVD <2.5 mm (3.1 percent), long lesions >20 mm (20.5 percent) and stenting of in-stent restenotic lesions (5.9 percent).  The high percentage of community-based hospitals enlisted in the study also contributed to a wide range of physician experiences and hospital capabilities, which better reflect “real-world” conditions.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com